Exhibit 99.1

Freeline Presents Long-Term Follow-Up Data from Phase 1/2 B-AMAZE Trial in

Hemophilia B at the 2021 ASH Annual Meeting and Announces

Early Initiation of Phase 1/2 B-LIEVE Dose-Confirmation Trial

B-AMAZE long-term follow up data demonstrate sustained FIX expression up to 3.5 years;

potential for expression levels in the normal range with relatively low vector doses

B-LIEVE trial to confirm dose and immune management for planned Phase 3 pivotal trial launched one quarter ahead of latest guidance

LONDON, December 13, 2021 – Freeline Therapeutics Holdings plc (Nasdaq: FRLN) (the “Company” or “Freeline”), a clinical-stage biotechnology company developing transformative AAV-mediated gene therapies for patients suffering from inherited systemic debilitating diseases, today presents long-term follow-up data from its Phase 1/2 B-AMAZE dose-finding trial of FLT180a for the treatment of hemophilia B at the 63rd American Society of Hematology (ASH) Annual Meeting and Exposition. The event is being held from December 11 – 14, 2021 at the Georgia World Congress Center. Freeline also announced the first trial site in the Phase 1/2 B-LIEVE dose-confirmation trial of FLT180a has been initiated, one quarter ahead of its latest guidance. The Company anticipates an interim data readout from the B-LIEVE trial in the middle of 2022.

“The data presented today at ASH demonstrate that FLT180a gene therapy has the potential to deliver a durable, functional cure for hemophilia B,” said Michael Parini, Chief Executive Officer of Freeline. “Patients in the first cohort experienced sustained expression of Factor IX out to 3.5 years following treatment with FLT180a. The data from our B-AMAZE study also informed our B-LIEVE dose-confirmation study, enabling us to identify a dose and prophylactic immune management regimen that we believe can get and keep hemophilia B patients in the normal range of Factor IX expression. These results provide an important proof-of-concept for the Freeline platform, demonstrating the proprietary, rationally designed AAVS3 capsid has the potential to normalize FIX activity in patients with relatively low dosing due to its high potency.”

Mr. Parini continued, “We continue to execute across our programs, initiating the B-LIEVE study, our Phase 1/2 dose confirmation trial, ahead of schedule. We are excited to get this trial started and completed to enable a Phase 3 pivotal study. Enrollment in the ECLIPSE run-in study for the B-LIEVE trial has proceeded more quickly than expected and, as a result, we believe we have identified a sufficient number of patients to fully enroll the B-LIEVE trial. We look forward to continued progress with FLT180a as we work toward improving the lives of patients with hemophilia B.”

ASH Presentation Highlights

Key Findings

•

Results suggest that a dose of 7.7e11 vg/kg, coupled with a short course of prophylactic immune management, has the potential to achieve durable FIX activity in the normal range (50-150%). and thereby prevent spontaneous bleeds and normalize hemostasis in the event of traumatic bleeds.

•	Median follow up of 27.2 months (range 19.1-42.4) post-dosing across 10 patients.

•	Dose-dependent increase in FIX activity observed and FIX expression sustained in nine of 10 patients.

•

Annualized exogenous FIX consumption and bleeding declined after gene therapy. Across the nine of 10 patients with sustained FIX expression after FLT180a treatment, only one reported traumatic bleed was treated with FIX replacement; it occurred in a patient who had an endogenous FIX level of 57% at the time.

•	The data cutoff date was September 20, 2021.

Safety

•	FLT180a was generally well tolerated with a favorable safety profile.

•	No infusion or allergic reactions and no evidence of FIX inhibitors were reported.

•	Transient transaminitis with or without an associated decline in FIX was the most common FLT180a-related adverse event (AE).

B-LIEVE Trial Site Initiation

Freeline has begun to apply these findings to advance the B-LIEVE trial, a Phase 1/2 dose-confirmation trial of FLT180a manufactured at commercial scale and using a starting dose of 7.7e11 vg/kg and a short course of prophylactic immune management. The first trial site was initiated on December 6, 2021.

The starting dose of FLT180a in B-LIEVE was selected based on the results of B-AMAZE and multiple modeling approaches. Freeline expects the B-LIEVE trial will finalize a dose for the planned Phase 3 pivotal trial that is intended to consistently enable FIX expression in the normal range for patients with hemophilia B.

Freeline is currently evaluating the timing of its Phase 3 pivotal trial and filing of a Biologics License Application and will provide more concrete guidance next year.

ASH Poster Presentation Details

Title:	Factor IX Expression within the Normal Range Prevents Spontaneous Bleeds Requiring Treatment Following FLT180a Gene Therapy in Patients with Severe Hemophilia B: Long-term Follow-up Study of the B-AMAZE Program

Presenter:	Pratima Chowdary, MD, MRCP, FRCPath, Katharine Dormandy Haemophilia and Thrombosis Centre, Royal Free Hospital and University College London

Date & Time:	December 13, 2021, 6:00 pm – 8:00 pm ET

Publication #:	3967

Session Name:	801. Gene Therapies: Poster III

The poster presentation is available online on the Investors section of the Freeline website.

About Freeline Therapeutics

Freeline is a clinical-stage biotechnology company developing transformative adeno-associated virus (AAV) vector-mediated systemic gene therapies. The Company is dedicated to improving patient lives through innovative, one-time treatments that provide functional cures for inherited systemic debilitating diseases. Freeline uses its proprietary, rationally designed AAV vector, along with novel promoters and transgenes, to deliver a functional copy of a therapeutic gene into human liver cells, thereby expressing a persistent functional level of the missing or dysfunctional protein into the patient’s bloodstream. The Company’s integrated gene therapy platform includes in-house capabilities in research, clinical development, manufacturing and commercialization. The Company has clinical programs in hemophilia B and Fabry disease, as well as preclinical programs in Gaucher disease Type 1 and hemophilia A. Freeline is headquartered in the UK and has operations in Germany and the US.

About FLT180a for Hemophilia B

The Freeline hemophilia B program, FLT180a, uses a potent, rationally designed capsid (AAVS3) containing an expression cassette encoding a gain of function Padua variant of human factor IX (FIX). FLT180a was studied in B-AMAZE, a Phase 1/2 dose-finding trial in patients with severe and moderately severe hemophilia B with the goal of normalizing FIX activity. Patients treated in B-AMAZE are being followed in a long-term follow-up study. A Phase 1/2 dose-confirmation trial of FLT180a called B-LIEVE has been initiated.

About Hemophilia

Hemophilia is a genetic bleeding disorder caused by a deficiency in clotting factor protein that impairs blood clot formation. In hemophilia B, there is a deficiency of the clotting factor IX (nine) protein. Hemophilia B is an X-linked disease that mainly affects boys and men; however, women who carry an affected copy of the clotting factor gene may also experience symptoms. Hemophilia B affects about one in every 30,000 males. Hemophilia is classified as mild, moderate or severe, depending on the level of clotting factor VIII or IX in the blood and is diagnosed through blood tests.

Forward-Looking Statements

This press release contains statements that constitute “forward looking statements” as that term is defined in the United States Private Securities Litigation Reform Act of 1995, including statements that express the Company’s opinions, expectations, beliefs, plans, objectives, assumptions or projections regarding future events or future results, in contrast with statements that reflect historical facts. Examples include, among other topics, statements regarding the initiation, timing, progress and results of the Company’s clinical trials, including data readouts from the Phase 1/2 B-LIEVE dose-confirmation clinical trial of FLT180a, whether the Company has identified a sufficient number of patients to fully enroll the B-LIEVE trial; and whether a dose of 7.7e11 vg/kg will be successful in preserving FIX activity levels in the normal range. In some cases, you can identify such forward-looking statements by terminology such as “anticipate,” “intend,” “believe,” “estimate,” “plan,” “seek,” “project” or “expect,” “may,” “will,” “would,” “could” or “should,” the negative of these terms or similar expressions. Forward-

looking statements are based on management’s current beliefs and assumptions and on information currently available to the Company, and you should not place undue reliance on such statements. Forward-looking statements are subject to many risks and uncertainties, including the Company’s recurring losses from operations; the uncertainties inherent in research and development of the Company’s product candidates, including statements regarding the timing of initiation, completion and the outcome of clinical studies or trials and related preparatory work and regulatory review, regulatory submission dates, regulatory approval dates and/or launch dates, as well as risks associated with preclinical and clinical data, including the possibility of unfavorable new preclinical, clinical or safety data and further analyses of existing preclinical, clinical or safety data; the Company’s ability to design and implement successful clinical trials for its product candidates; the recent departures of a number of executive officers of the Company, and the Company’s ability to fill open positions, implement an orderly transition process and retain key talent; whether the Company’s cash resources will be sufficient to fund the Company’s foreseeable and unforeseeable operating expenses and capital expenditure requirements for the Company’s expected timeline; the potential for a pandemic, epidemic or outbreak of infectious diseases in the US, UK or EU, including the COVID-19 pandemic, to disrupt and delay the Company’s clinical trial pipeline; the Company’s failure to demonstrate the safety and efficacy of its product candidates; the fact that results obtained in earlier stage clinical testing may not be indicative of results in future clinical trials; the Company’s ability to enroll patients in clinical trials for its product candidates; the possibility that one or more of the Company’s product candidates may cause serious adverse, undesirable or unacceptable side effects or have other properties that could delay or prevent their regulatory approval or limit their commercial potential; the Company’s ability to obtain and maintain regulatory approval of its product candidates; the Company’s limited manufacturing experience, which could result in delays in the development, regulatory approval or commercialization of its product candidates; and the Company’s ability to identify or discover additional product candidates, or failure to capitalize on programs or product candidates. Such risks and uncertainties may cause the statements to be inaccurate and readers are cautioned not to place undue reliance on such statements. We cannot guarantee that any forward-looking statement will be realized. Should known or unknown risks or uncertainties materialize or should underlying assumptions prove inaccurate, actual results could vary materially from past results and those anticipated, estimated or projected. Investors are cautioned not to put undue reliance on forward-looking statements. A further list and description of risks, uncertainties and other matters can be found in the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2020 and in subsequent reports on Form 6-K, in each case including in the sections thereof captioned “Cautionary Statement Regarding Forward-Looking Statements” and “Item 3.D. Risk factors.” Many of these risks are outside of the Company’s control and could cause its actual results to differ materially from those it thought would occur. The forward-looking statements included in this press release are made only as of the date hereof. The Company does not undertake, and specifically declines, any obligation to update any such statements or to publicly announce the results of any revisions to any such statements to reflect future events or developments, except as required by law. For further information, please reference the Company’s reports and documents filed with the U.S. Securities and Exchange Commission (the “SEC”). You may review these documents by visiting EDGAR on the SEC website at www.sec.gov.

Contact

David S. Arrington

Vice President Investor Relations & Corporate Communications

Freeline Therapeutics

david.arrington@freeline.life

+1 (646) 668 6947